CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

THESE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS HAVE NOT BEEN SUBJECT TO A REVIEW BY OUR INDEPENDENT AUDITORS

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Notes	As at September 30, 2014	As at June 30, 2014
ASSETS
Current assets:
Cash		$1,010,455	$1,328,239
Receivables	10	28,432	33,822
Refundable tax credits and mining duties	6	651,632	890,137
Prepaids		114,782	85,652
		1,805,301	2,337,850
Non-current assets:
Non-refundable tax credits	6	-	770,574
Property and equipment		54,438	56,063
Exploration and evaluation assets	7	2,529,795	36,718,578
		2,584,233	37,545,215
Total Assets		$4,389,534	$39,883,065
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$258,560	$372,188
		258,560	372,188
Deferred income and mining tax liability		-	323,000
Total Liabilities		258,560	695,188
Equity:
Share capital	8a	59,583,659	59,583,659
Share-based payments reserve		4,920,996	4,909,675
Deficit		(60,373,681)	(25,305,457)
Total Equity		4,130,974	39,187,877
Total Liabilities and Equity		$4,389,534	$39,883,065

Approved and authorized by the Board on November 29, 2014:

/s/ Michel Bouchard	/s/ Ross Glanville

Michel Bouchard, Director	Ross Glanville, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
For the three months ended September 30

	Notes	2014	2013
Expenses
Wages and benefits		$149,480	$147,803
Share-based payments	8b	11,321	104,846
Director’s fees	9	32,500	28,500
Consulting	9	19,246	73,310
Professional fees	9	36,179	139,242
Investor relations		36,894	60,086
Travel and telephone		8,893	10,582
Office and miscellaneous		11,646	20,518
Insurance		10,514	10,528
Amortization		1,625	1,991
Loss from operations		$(318,298)	$(597,406)

Other items
Write-down of exploration and evaluation assets		35,078,395	-
Interest income		3,965	21,986
Loss before tax		(35,392,728)	(575,420)
Deferred income tax recovery		324,504	87,802
Net loss and comprehensive loss for the year		$(35,068,224)	$(487,618)

Weighted average number of common shares outstanding		38,664,390	38,414,390

Basic and diluted loss per common share		$(0.91)	$(0.01)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)
For the three months ended September 30

	Notes	Number of shares	Share capital	Share-based payments reserve	Accumulated deficit	Total
Balance – June 30, 2013		38,414,390	$59,523,659	$4,827,037	$(19,205,162)	$45,145,534
Fair value of share-based payments capitalized	8b	-	-	6,465	-	6,465
Share-based payments	8b	-	-	104,846	-	104,846
Net Loss from July 1, 2013 to September 30, 2013		-	-	-	(487,618)	(487,618)
Balance – September 30, 2013		38,414,390	$59,523,659	$4,938,348	$(19,692,780)	$44,769,227

Balance – June 30, 2014		38,664,390	$59,583,659	$4,909,675	$(25,305,457)	$39,187,877
Share-based payments	8b	-	-	11,321	-	11,321
Net Loss from July 1, 2014 to September 30, 2014		-	-	-	(35,068,224)	(35,068,224)
Balance – September 30, 2014		38,664,390	$59,583,659	$4,920,996	$(60,373,681)	$4,130,974

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
For the three months ended September 30

	Notes	2014	2013
Cash flows from operating activities
Net loss for the year		$(35,068,224)	$(487,618)
Items not affecting cash:
Amortization		1,625	1,991
Share-based payments	8b	11,321	104,846
Write-down of exploration and evaluation assets	7	35,078,395	-
Deferred income tax recovery		(324,504)	(87,802)
		(301,387)	(468,583)
Changes in non-cash working capital:
Receivables		5,390	205,284
Refundable tax credits received		262,008	1,860,846
Prepaids		(29,130)	(96,460)
Accounts payable and accrued liabilities		(77,273)	(407,325)
Net cash (used in) provided by operating activities		(140,392)	1,093,762
Cash flows from investing activities
Additions to exploration and evaluation assets		(177,392)	(1,066,856)
Net cash used in investing activities		(177,392)	(1,066,856)
Net (decrease) increase in cash		(317,784)	26,906
Cash – beginning of the year		1,328,239	3,443,288
Cash – end of the year		$1,010,455	$3,470,194
Supplemental schedule of non-cash investing activities
Tax credits receivable and applied in increase (reduction) of exploration and evaluation assets	7	$748,294	$(122,539)
Exploration and evaluation assets included in accounts payable and accrued liabilities		$8,297	$101,067
Fair value of share-based payments included in exploration and evaluation assets	8b	$-	$6,465

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

1.  Nature of operations

Clifton Star Resources Inc. (the “Company” or “Clifton”) is primarily engaged in the acquisition and exploration of mineral properties in Canada. The Company’s major mineral properties are located in the province of Quebec, Canada, and the Company has been advancing a large gold project (the “Duparquet Project”). The Duparquet Project includes the Beattie Mine Property, Donchester Mine Property, Central Duparquet Mine Property, Dumico Mine Property and the Beattie Tailings Deposit.

Clifton is a publicly listed company incorporated under the laws of the Province of British Columbia, and was continued under the Canada Business Corporations Act on December 29, 2010. The Company is listed on the TSX Venture Exchange (TSX-V) under the symbol “CFO”.

The Company’s registered and executive office, principal address and records office is located at Suite 217 – 1040 Belvedere Ave., Quebec City, province of Quebec, Canada, G1S 3G3. The Company’s web site address is www.cfo-star.com.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 29, 2014.

2.  Going concern

These condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves, the ability of Beattie Gold Mines Ltd (“Beattie”), 2699681 Canada Ltd (“2699681”) and 2588111 Manitoba Ltd (“2588111”) to complete the development of, and future profitable production from, the mineral properties, or to obtain proceeds from disposition of the mineral properties.

At September 30, 2014, the Company had cash and cash equivalents of $1.0 million (September 30, 2013: $3.5 million) and working capital of $1.5 million (September 30, 2013: $4.7 million). The Company does not earn revenue from its operations; it has incurred a loss of $35.1 million before income taxes during the three months ended September 30, 2014, and has a deficit of $60.4 million at September 30, 2014. Management believes that the cash on hand at September 30, 2014, is sufficient to meet corporate and administrative expenses for the coming twelve months. These material uncertainties raise doubt about the Company’s ability to continue as a going concern.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

3.  Summary of significant accounting policies

a.  Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The Company has consistently applied the same accounting policies, as outlined in note 3, Summary of significant accounting policies in our consolidated financial statements for the year ended June 30, 2014, except as noted in note 4, Changes in accounting policies, to all periods presented in these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2014, which include the complete list of significant accounting policies in note 3. These condensed interim consolidated financial statements do not include all of the notes required in the annual financial statements.

b.  Basis of consolidation

The financial statements of the Company consolidate the accounts of Clifton and its wholly-owned subsidiary, Duquesne Gold Mines Inc. All intercompany transactions and balances are eliminated on consolidation.

A subsidiary is an entity which Clifton controls by having the power to govern its financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Clifton controls another entity. The subsidiary is fully consolidated from the date on which control was obtained, and will be de-consolidated from the date that control ceases.

c.  Use of judgments and estimates

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

3.  Summary of significant accounting policies – Continued

c.  Use of judgments and estimates - Continued

The most significant judgments relate to:

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

(i)

Recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation assets and related costs incurred, which were capitalized, may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and metallurgic information, the pre-feasibility study, the quality and capacity of existing infrastructure facilities locally, evaluation of permitting and environmental issues, and local support for the any projects.

(ii)

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

(iii)

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

4.  Changes in accounting policies

The following new standard, interpretation and amendment, which has been applied in these condensed interim consolidated financial statements, did not have a material impact on the Company’s condensed interim consolidated financial statements:

•

IFRIC 21 Accounting for Levies imposed by Governments

IFRIC 21 Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

5.  Future accounting changes

The following new standard has not been applied in these condensed interim consolidated financial statements and may have an impact on the Company’s future financial statements:

•

IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

6.  Mining tax credit and duties

The current Quebec refundable tax credits and mining duties, as of September 30, 2014, amount to $651,632 (September 30, 2013: $1,514,757) and relate to exploration expenses incurred in the years ended June 30, 2014, June 30, 2013 and the three months ended September, 2014.

The non-current federal non-refundable tax credits, as of September 30, 2014, amount to $NIL (September 30, 2013: $770,435).

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

7.  Exploration and evaluation assets

For the three months period ended September 30, 2014	Beattie Property (Note 7a)	Donchester Property (Note 7a)	Dumico Property (Note 7a)	Central Duparquet Property (Note 7b)	Total Duparquet Project	Duquesne Property (Note 7c)	Hunter Property (Note 7d)	Other Properties(***) (Note 7e)	Total
Acquisition costs, beginning of year	$4,824,000	4,824,000	$2,412,000	$737,400	$12,797,400	$3,103,500	$-	$2,189	$15,903,089
Additions during the three month period	-	-	-	-	-	-	-	2,606	2,606
Acquisition costs, September 30, 2014	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	4,795	15,905,695
	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Deferred exploration costs, beginning of year
Additions during the three month period:
Field expenditures	34,389	32,827	-	-	67,216	12,315	12,163	-	91,694
Geological Consulting	4,419	4,418	-	-	8,837	-	-	-	8,837
Studies	6,750	6,750	-	-	13,500	-	-	-	13,500
Prefeasibility Studies	12,341	12,340	-	-	24,681	-	-	-	24,681
Total additions during the three month period	57,899	56,335	-	-	114,234	12,315	12,163	-	138,712
Tax and mining credit applied during the three month period	233,229	413,046	4,736	98,205	749,216	1,038	(1,960)	-	748,294
Deferred exploration costs, September 30, 2014	12,344,042	9,274,617	666,156	1,042,336	23,327,151	5,540,310	401,877	63,614	29,332,952
Total exploration and evaluation assets	$17,168,042	14,098,617	$3,078,156	$1,779,736	$36,124,551	$8,643,810	$401,877	$68,409	$45,238,647
Write-down of exploration and evaluation assets, beginning of the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Additions during the three month period	(16,768,042)	(13,698,617)	(2,878,156)	(1,254,736)	(34,599,551)	(13,353)	(401,877)	(63,614)	(35,078,395)
Write-down of exploration and evaluation assets, September 30, 2014	(16,768,042)	(13,698,617)	(2,878,156)	(1,254,736)	(34,599,551)	(7,643,810)	(401,877)	(63,614)	(42,708,852)
Total exploration and evaluation assets	400,000	400,000	200,000	525,000	1,525,000	1,000,000	-	4,795	2,529,795

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 7a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 7c for additional details)

(***):

Other properties comprise: Cat Lake, Roquemaure, Franquet and Joutel

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

7.  Exploration and evaluation assets

For the Year ended June 30, 2014	Beattie Property (Note 7a)	Donchester Property (Note 7a)	Dumico Property (Note 7a)	Central Duparquet Property (Note 7b)	Total Duparquet Project	Duquesne Property (Note 7c)	Hunter Property (Note 7d)	Other Properties(***) (Note 7e)	Total
Acquisition costs, beginning of year	$4,800,000	4,800,000	$2,400,000	$737,400	$12,737,400	$3,103,500	$-	$-	$15,840,900
Additions during the year	24,000	24,000	12,000	-	60,000	-	-	2,189	62,189
Acquisition costs, end of Year	4,824,000(*)	4,824,000(*)	2,412,000(*)	737,400	12,797,400	3,103,500(**)	-	2,189	15,903,089
	11,063,415	7,805,290	650,998	912,037	20,431,740	5,526,248	391,364	63,614	26,412,966
Deferred exploration costs, beginning of year
Additions during the year:
Assays	62,889	91,561	4,837	8,397	167,684	-	-	-	167,684
Drilling	52,021	26,067	-	-	78,088	-	-	-	78,088
Field expenditures	283,563	271,745	12,040	38,261	605,609	623	-	-	606,232
Geological Consulting	19,283	17,128	-	298	36,709	500	500	-	37,709
Studies	99,004	99,004	-	-	198,008	-	-	-	198,008
Prefeasibility Studies	643,438	643,438	-	-	1,286,876	-	-	-	1,286,876
Total additions during the year	1,160,198	1,148,943	16,877	46,956	2,372,974	1,123	500	-	2,374,597
Tax and mining credit applied during the year	(170,699)	(148,997)	(6,455)	(14,862)	(341,013)	(414)	(190)	-	(341,617)
Deferred exploration costs, end of year	12,052,914	8,805,236	661,420	944,131	22,463,701	5,526,957	391,674	63,614	28,445,946
Total exploration and evaluation assets	$16,876,914	13,629,236	$3,073,420	$1,681,531	$35,261,101	$8,630,457	$391,674	$65,803	$44,349,035
Write-down of exploration and evaluation assets during the year	-	-	-	-	-	(7,630,457)	-	-	(7,630,457)
Total exploration and evaluation assets	16,876,914	13,629,236	3,073,420	1,681,531	35,261,101	1,000,000	391,674	65,803	36,718,578

(*):

These acquisitions costs relate to the acquisition of the shares of the companies that hold the rights to the mining properties (see note 7a for additional details)

(**):

These acquisitions costs include $1,818,500 that relates to the acquisition of the shares of the company that hold the rights to the mining property (see note 7c for additional details)

(***):

Other properties comprise: Cat Lake and Roquemaure

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

7.  Exploration and evaluation assets - Continued

a.  Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”), and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly-owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111, owns, through its wholly-owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above-named optionors. As of September 30, 2014, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, in October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681, and 100,000 shares to 2588111. The other remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017.

These payments would have allowed the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. If the Company fails to make any of the above payments or to make new amendments to the Option Agreements, the original agreements and their current amendments will be automatically terminated.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements and does not have sufficient funds to make the cash payment of $10M due on December 1, 2014.  Therefore, at September 30, 2014, the Company has recorded a write-down of $33.3M on the properties, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors.  Under IFRS, the write-down could be reversed, if justified.

In the event of a change of control in the Company, or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR would have been eliminated if Clifton were to have acquired 100% of these properties.

7.  Exploration and evaluation assets - Continued

a.  Beattie, Donchester and Dumico properties - Continued

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 was incurred) to the joint venture over a four-year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company has filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to make an option payment on the Duparquet Project. The credit facility was not made available by Osisko at that time, and discussions between the parties failed to resolve the dispute since then.

b.  Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property comprises 18 mineral claims located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five-year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000, or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the required cash payment of $10M due on December 1, 2014.  As the Central Duparquet property is part of the Duparquet project, at September 30, 2014, the Company has recorded a write-down of $1.3M on the property, leaving a value of $525,000 which represents the net realization value of the 100% interest owned by the Company in the Central Duparquet property. Under IFRS, the write-down could be reversed, if justified.

c.  Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur before the fourth anniversary, over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

7.  Exploration and evaluation assets - Continued

c.  Duquesne Property - Continued

(“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession, located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company is required, upon certain conditions, to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement, and acquired a 100% interest in Duquesne.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company has decided to record a write-down of $7,630,457, in June 2014, on the exploration and evaluation assets incurred on this project.

d.  Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the required cash payment of $10M due on December 1, 2014.  As the Hunter property is part of the Option Agreements, at September 30, 2014, the Company has recorded a write-down of $0.4M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

e.  Other Properties

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases in the Lac Dubonnet Mining District, which is northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) until July 28, 2015, and incur minimum exploration expenditures of $33,000, which were incurred.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the required cash payment of $10M due on December 1, 2014.  As the

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

7.  Exploration and evaluation assets - Continued

e.  Other Properties - Continued

Cat Lake property is part of the Option Agreements, at September 30, 2014, the Company has recorded a write-down of $0.06M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Roquemaure Property

The Roquemaure Project is composed of 40 mining claims covering 2,271 hectare. The claims were staked by the Company in June and July of 2014. The property is wholly owned by the Company and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

8.  Share capital

a.  Share issuance

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

b.  Stock options

The Company has a stock option plan (the “Stock Option Plan”), the purpose of which is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed five years. The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company, with vesting requirements determined by the directors. The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – June 30, 2013 and September 30, 2013	2,935,000	$1.45
Granted	400,000	$0.18
Expired	(50,000)	$5.00
Balance – June 30, 2014 and September 30, 2014	3,285,000	$1.24

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

8.  Share Capital - Continued

b.  Stock options - Continued

At September 30, 2014, the following options were outstanding and exercisable:

Expiry date	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining life	Number of Options Vested
June 20, 2016	$2.50	200,000	1.7	200,000
March 9, 2017	$2.03	435,000	2.4	435,000
April 25, 2017	$1.40	1,075,000	2.6	1,075,000
September 14, 2017	$1.14	450,000	2.9	450,000
April 15, 2018	$0.85	725,000	3.5	543,750
December 3, 2018	$0.18	400,000	4.2	200,000
	$1.24	3,285,000	3.0	2,903,750

During the three months ended September 30, 2014, the Company expensed $11,321 and capitalized $NIL as exploration assets (September 30, 2013 – $104,846 and $6,465 respectively) which totally relates to stock options granted in the prior year. The unamortized share-based payments balance of $7,949 (2013 – $91,666) will be recognized during the current fiscal year.

c.  Agent’s Options

The following transactions took place during the periods:

	Number of Options	Weighted-Average Exercise Price
Balance – September 30, 2013	138,000	$1.25
Expired	138,000	$1.25
Balance – June 30, 2014 and September 30, 2014	-	$-

d.  Shareholder rights plan

On December 3, 2013, the Company’s shareholders approved the adoption of an Amended and Restated Shareholder Rights Plan (the “Plan”) (amended and restating the Shareholder Rights Plan of the Company dated November 10, 2010) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company. The Plan must be reconfirmed at the third annual meeting following the meeting at which the Plan was confirmed.

Pursuant to the terms of the Plan, any bids that meet certain criteria intended to protect the interests of all shareholders are deemed to be permitted bids. A permitted bid must be made by way of a takeover bid circular prepared in compliance with applicable securities law and, in addition to certain conditions, must remain open for 60 days. In the event a takeover bid does not meet the permitted bid requirements of the Plan, the Rights issued under the Plan will entitle

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

8.  Share Capital – Continued

d.  Shareholder rights plan - Continued

shareholders, other than any shareholder or shareholders involved in the takeover bid, to purchase additional common shares of the Company at a significant discount to the market price of the common shares at that time.

To implement the Plan, the Board of Directors of the Company authorized the distribution and issuance of one Right in respect of each common share outstanding to holders of record on November 10, 2010. One Right will also be issued for each common share issued by the Company after November 10, 2010. Until the occurrence of such specific events, the Rights will not be exercisable and will be attached to and traded with the common shares of the Company.

9.  Related party transactions

The Company had the following transactions with related parties for the three months ended September 30.

	2014	2013
Directors fees	$32,500	$28,500
Consulting fees	-	33,539
Professional fees - legal	29,000	37,971
	$61,500	$100,010

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $135,000, $140,000 or $375,000, respectively, to three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000, $140,000 or $628,000, respectively, to three officers.

10.  Financial instruments

Fair value

The Company’s financial instruments consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturity.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

10.  Financial instruments - Continued

carrying amount of the financial assets recorded in the financial statements, net of any allowance for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues, operating cash flows and the utilization of its liquidity reserves.

If the Company fails to make the payments $10,000,000, due on December 1, 2014, related to the Beattie, Donchester and Dumico properties, or to make new amendments to the Option Agreements, the original agreements and the current amendments will be automatically terminated. The Company would still retain its 10% interest in the issued and outstanding shares of the optionors.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors, such as interest rates, foreign currency risk and gold price risk.

(a)

Interest rate risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. Since the Company has no financial obligations, its current risk is limited to potential returns on short-term deposits.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company is advancing a large gold project, and is not exposed to financial instruments risks related to gold prices.

Clifton Star Resources Inc.

Unaudited Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

September 30, 2014

11.  Segmented information

The Company conducts its business in a single operating reportable segment, that being the acquisition and exploration of mineral properties. All of the Company’s exploration and evaluation assets are located in Canada.

12.  Contingency

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to pay an option payment on the Duparquet Property. The credit facility was not made available by Osisko at that time, and discussions between the parties have been unsuccessful to resolve the dispute since then.

At this time, it is premature to evaluate the outcome of these legal proceedings.

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded.  As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the  Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited.  The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this recourse against the Company.

However, these proceedings have complicated the Company’s quest for new financing as the Company has had to disclose to potential investors the risk to title even if it is, in the Company’s opinion, a theoretical risk.

This litigation between the Optionors has further complicated renegotiating the terms of the existing options agreements as the Optionors are in active litigation with one another and neither party wishes to in any way compromise its position in that litigation. (see Note 13)

13.  Subsequent Event

On October 29, 2014, the Company filed proceedings asking the court to grant a safeguard order intended to delay the payments by twelve months under the Option Agreements regarding the Beattie, Donchester and Dumico properties (the “Duparquet project”) pending the outcome of the August 15, 2014, litigation outlined above. The Company’s safeguard motion was subsequently denied by the court as announced in a press release dated November 24, 2014.